UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Disposition of Metal Mining Operations

On February 24, 2017, Feishang Mining Holdings Limited (“Feishang Mining”) a wholly-owned subsidiary of China Natural Resources, Inc. (“CHNR”) and Wuhu City Feishang Industrial Development Co., Ltd., as nominee for Feishang Mining (“Wuhu Industrial” and together with Feishang Mining, “Sellers”), entered into an agreement (the “Purchase Agreement”) with Shen Yandi, an unrelated individual (“Purchaser”), pursuant to which Sellers agreed to sell and Purchaser agreed to purchase, all of Sellers’ right, title and interest in and to the outstanding capital stock (the “Equity Interests”) of Wuhu Feishang Mining Development Co., Ltd. (“Wuhu Mining”). Since CHNR’s acquisition of Wuhu Mining in 2006, Wuhu Mining has primarily engaged in the exploration and mining of nonferrous metals in Anhui Province of the PRC. Wuhu Mining is beneficially owned by Feishang Mining.

The Purchase Agreement provides that the purchase price for the Equity Interests is RMB1,000,000 (the “Purchase Price”) and that the Purchase Price shall be delivered to Sellers, and Sellers shall deliver the Equity Interests to Purchaser, at a closing to be held following receipt of regulatory approval for transfer of the Equity Interests to Purchaser. Pursuant to the Purchase Agreement:

•

Wuhu Mining is to remain responsible for all of its liabilities and financial obligations other than those expressly undertaken by Sellers.

•

Feishang Mining and Sellers are to establish a joint bank account and Purchaser is required to contribute RMB3 million into the account as an earnest money deposit. The account will also include funds to be deposited by Wuhu Mining to fund certain of Wuhu Mining’s on-going financial obligations under the Purchase Agreement. The funds in the account will be disbursed with the approval of Feishang Mining and Sellers, upon the attainment of milestones and in the manner described in the Purchase Agreement.

•

The parties have allocated responsibility for certain on-going negotiations and settlements with employees and various townspeople affected by Wuhu Mining’s mining operations; as well as for certain on-going litigation.

•

Purchaser and Wuhu Mining are prohibited from using the name “Feishang” in their operations.

•

A schedule of penalties is established to compensate a party for the other party’s breach of the terms of the Purchase Agreement. In some cases, penalties are in addition to indemnification and/or performance obligations of a breaching party.

Regulatory approval for the equity transfer was received on March 3, 2017 and a closing of the transactions contemplated by the Purchase Agreement took place promptly following receipt of such approval. The Board of Directors of CHNR authorized the Purchase Agreement following its determination that current market prices for nonferrous metals do not warrant the continued devotion of company assets to mining operations. Following disposition of Wuhu Mining, the Company’s operations consist of smelting of copper ore and production of copper cathodes. The Company’s Bolivian subsidiary and its approximately 20 employees are in the process of installing and fine tuning equipment at its smelting and production plant located in western Bolivia in anticipation of trial production scheduled to commence in the second quarter of 2017.

As used in this Report, “RMB” refers to Remnimbi, the official currency of the People’s Republic of China. As of December 31, 2016, the exchange rate for conversion of United States Dollars into RMB quoted by UKForex was US$1.00 = RMB6.9448. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 10.1, which is incorporated by reference herein. The Purchase Agreement has been included as an exhibit hereto solely to provide investors and security holders with information regarding its terms. It is not intended to be a source of financial, business or operational information about CHNR or any subsidiary or affiliate of CHNR. The representations, warranties and covenants contained in the Purchase Agreement are made only for purposes of the specific agreement and are made as of specific dates; are solely for the benefit of the parties; may be subject to qualifications and limitations agreed upon by the parties in connection with negotiating the terms of such agreement, including being qualified by confidential disclosures made for the purpose of allocating contractual risk between the parties rather than establishing matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or security holders. Investors and security holders should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of CHNR or any subsidiary of CHNR. Moreover, (a) information concerning the subject matter of the representations, warranties and covenants may change after the date of the respective agreement, which subsequent information may or may not be fully reflected in public disclosures, (b) while management believes that the Purchase Agreement included as Exhibit 10.1 hereto is a fair and accurate translation into English of the original Chinese Purchase Agreement, translations are subject to interpretation and differences of opinion, and (c) interpretation of, and disposition of any unresolved disputes that may arise under, the Purchase Agreement will be presided over by courts of the People’s Republic of China in accordance with local laws, rules, regulations and customs that may yield results that are different from those that might be expected from courts of the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: March 7, 2017	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1

Equity Transfer Agreement dated February 24, 2017 by and among Wuhu City Feishang Industrial Development Co., Ltd., Feishang Mining Holdings Limited, Shen Yandi and Wuhu Feishang Mining Development Co., Ltd. (English Translation)